SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                                  CENCOR, INC.
                                (Name of Issuer)

                          COMMON STOCK, $1.00 PAR VALUE
                         (Title of Class of Securities)

                                    151310406
                                 (CUSIP Number)

                                A. Baron Cass III
                                5005 LBJ Freeway
                               Suite 1130, LB 119
                               Dallas, Texas 75244
                                 (972) 233-8778
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                OCTOBER 11, 1996
                          (Date of Event which Requires
                            Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d- 1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ].

                                Page 1 of 6 Pages

         (1)     Name of Reporting Person.                     A. Baron Cass III
              S.S. or I.R.S. Identification                          ###-##-####
        No of Above Person

(2)     Check the Appropriate Box if a                                  (a)
        Member of a Group (See instructions)                            (b) X

(3)     SEC Use Only

(4)     Source of Funds (See instructions)                              OO

(5)     Check if Disclosure of Legal
        Proceedings is Required Pursuant
        to Items 2(d) or 2(e)

(6)     Citizenship or Place of Organization                            U.S.A.

Number of Shares             (7)  Sole Voting Power                     24,704
  Beneficially Owned
  By Each Reporting
  Person With                (8)  Shared Voting Power                   109,688

                             (9)  Sole Dispositive Power                24,704

                             (10) Shared Dispositive Power              109,688

(11)    Aggregate Amount Beneficially                                   134,392
        Owned by Each Reporting Person

(12)    Check if the Aggregate Amount in
        Row (11) Excludes Certain Shares
        (See instructions)

(13)    Percent of Class Represented by                                 9.6%
        Amount in Row (11)

(14)    Type of Reporting Person (See                                   IN
        Instructions)
        ---------------------

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ITEM 1.  SECURITY AND ISSUER

        This statement on Schedule 13D (the "Statement") relates to shares of the common stock, $1.00 par value (the "Common Stock"), of Cencor, Inc. (the "Issuer"), whose principal executive offices are located at City Center Square, 1100 Main Street, Suite 416A, Post Office Box 26098, Kansas City, Missouri, 64196.


ITEM 2.  IDENTITY AND BACKGROUND

               (a)-(c) This Statement is filed by A. Baron Cass III, a natural person ("Reporting Person"), whose business address is located at 5005 LBJ Freeway, Suite 1130, LB 119, Dallas, Texas 75244. The Reporting Person is self-employed as an investment manager.

               (d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

               (e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which resulted in the Reporting Person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               (f) The Reporting Person is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        Each of the shares of Common Stock to which this Statement relates were purchased in cash by using the personal funds of either (i) the Reporting Person, (ii) Dorris M. Cass, the mother of the Reporting Person, or (iii) Darlene G. Cass, the wife of the Reporting Person, as applicable, or by using the trust funds of either (i) the A. Baron Cass, III Children's Trust, (ii) the Prime Petroleum Inc. Profit Sharing Trust, or (iii) the Sands Partnership #1 Money Purchase Pension Trust, as applicable.

ITEM 4.  PURPOSE OF TRANSACTION

        The shares of Common Stock to which this Statement relates were purchased solely for investment purposes. Depending on its evaluation of the Issuer, other investment opportunities, market conditions, and such other factors as he may deem material, the Reporting Person may seek to acquire additional shares of Common Stock in the open market, in private transactions,

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
or otherwise, or may dispose of all or a portion of the shares of Common Stock beneficially owned by him.

        Except as set forth above, the Reporting Person has no plans or proposals of the type referred to in clauses (a) through (j) of Item 4 of
Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

        (a)-(b) For purposes of Rule 13d-3, as of October 11, 1996, the Reporting Person may may be deemed to beneficially own 134,392 shares of Common Stock, representing approximately 9.6% of the Common Stock outstanding.

        According to the definitive proxy statement on Schedule 14A filed by the Issuer on August 16, 1996, a total of 1,395,405 shares of Common Stock were then issued and outstanding.

        The Reporting Person has the sole power to vote and the sole power to dispose of 24,704 shares of Common Stock (representing approximately 1.8% of the Common Stock outstanding) directly owned by his IRA Rollover Account #2.

        The Reporting Person shares the power to vote and the power to dispose with respect to 10,000 shares of Common Stock (representing approximately 0.7% of the Common Stock outstanding) with Dorris M. Cass, who is the mother of the Reporting Person and who owns such 10,000 shares of Common Stock directly. The Reporting Person disclaims beneficial ownership of such shares.

        The Reporting Person shares with Darlene G. Cass, who is the wife of the Reporting Person, the power to vote and the power to dispose with respect to 32,632 shares of Common Stock (representing approximately 2.3% of the Common Stock outstanding), 27,207 shares of which are owned directly by the A. Baron Cass III Children's Trust, and 5,425 shares of which are owned directly by the Prime Petroleum Inc. Profit Sharing Trust. Darlene G. Cass and the Reporting person are the sole trustees of the A. Baron Cass III Children's Trust and of the Prime Petroleum Inc. Profit Sharing Trust. The Reporting Person disclaims beneficial ownership of such shares.

        The Reporting Person also shares with Robert L. Swisher, Jr. the power to vote and the power to dispose with respect to 67,056 shares of Common Stock (representing approximately 4.8% of the Common Stock outstanding) which are owned directly by the Sands #1 Money Purchase Pension Trust. The Reporting Person and Robert L. Swisher, Jr. are the sole trustees of the Sands #1 Money Purchase Pension Trust. The Reporting Person disclaims beneficial ownership of such shares.

        (c) On August 14, 1996, the Prime Petroleum Inc. Profit Sharing Trust purchased 3,750 shares of Common Stock at $6.50 per share in the over the counter market.

        On August 14, 1996, the Sands Partnership #1 Money Purchase Pension Trust purchased 3,750 shares of Common Stock at $6.50 per share in the over the counter market

        On September 12, 1996, the Sands Partnership #1 Money Purchase Pension Trust purchased 3,000 shares of Common Stock at $6.625 per share in the over the counter market

        On September 19, 1996, the Sands Partnership #1 Money Purchase Pension Trust purchased 4,256 shares of Common Stock at $6.50 per share in the over the counter market.

        On September 27, 1996, the Sands Partnership #1 Money Purchase Pension Trust purchased 5,000 shares of Common Stock at $6.75 per share in the over the counter market.

        On October 11, 1996, the A. Baron Cass, III Children's Trust purchased 27,207 shares of Common Stock at $6.75 per share in the over the counter market.

        On October 11, 1996, Dorris M. Cass purchased 10,000 shares of Common Stock at $6.75 per share in the over the counter market.

        On October 11, 1996, the Sands Partnership #1 Money Purchase Pension Trust purchased 37,207 shares of Common Stock at $6.75 per share in the over the counter market.

        (d)  Not Applicable.

        (e)  Not Applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        The Reporting Person has no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer that are applicable to Item 6 of this Statement.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS

        Not Applicable.

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                                   SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 21, 1996
                                                         /s/ A. BARON CASS III
                                                             A. Baron Cass III

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